Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2017 Results

Highlights

  Quarter 4 gross business wins of $718 million, a gross book to bill of 1.58. Net business wins of $599 million, a net book to bill of 1.32. Full year gross business wins of $2.6 billion, a gross book to bill of 1.50, net business wins of $2.3 billion, a net book to bill of 1.29.
  Backlog of business grew 16.9% year on year to $4.93 billion.
  Quarter 4 net revenue increased 4.6% year on year to $455 million. Full year net revenue increased 5.5% to $1,758 million.
  Quarter 4 top customer revenue concentration reduced to 13.2% from 23.8% in quarter 4 2016. In the quarter revenue outside our top customer, increased by 19.2% year over year.
  Quarter 4 income from operations increased 6.0% year on year to $89.7 million, or 19.7% of revenue. Full year 2017 income from operations increased by 8.2% to $346.1 million.
  Earnings per share for quarter 4 of $1.43, a 7.5% increase year on year. 2017 earnings per share on a pro forma full year basis were $5.39, an increase of 13.0% on 2016.
  Full year 2018 guidance updated to take account of ASC 606. Revenue to be in the range of $2,520 -$2,640 million. Earnings per share guidance unchanged in the range of $5.89 - $6.09 representing an increase of 9.3% – 13.0%.

DUBLIN--(BUSINESS WIRE)--February 15, 2018--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the fourth quarter and full year ended December 31, 2017.

CEO Dr. Steve Cutler commented, “2017 was another strong year for ICON. Positive business win trends across all customer segments have diversified our business, resulting in backlog growth of 17% year on year and reducing our top customer concentration to 13% in quarter 4 from 24% in the same quarter last year. Full year revenues grew 5.5% to $1.758 billion, and our proactive cost management has enabled us to expand our operating margin to 19.7%.  As a result we have grown EPS 13% year on year to $5.39. We expect 2018 to be another robust year of revenue and earnings growth and in accordance with the new accounting standard we are updating our revenue guidance to a range of $2,520 - $2,640 million. Earnings per share guidance remains in the range of $5.89 - $6.09 representing an increase of 9.3% – 13.0%.”

Fourth Quarter 2017 Results

The positive business environment was reflected in the gross business wins in the fourth quarter of $718 million and cancellations in the quarter were $119 million, resulting in net business wins of $599 million and a net book to bill of 1.32.

In the fourth quarter net revenue grew 4.6% year on year to $455 million from $435 million in the same quarter last year. This represented 2.3% constant currency growth with revenue outside of our top customer growing 19.2% year over year. Concentration levels of ICON’s largest customer significantly reduced from 23.8% of revenue last year to 13.2% this quarter. This customer now represents 11% of ICON’s backlog down from 15% last year.

An efficient operational model drove income from operations in the quarter up by 6.0% to $89.7 million, or 19.7% of revenue, compared to $84.6 million or 19.5% for the same quarter last year.

Net income in the quarter increased by 5.7% to $78.5 million on a non-GAAP basis compared with $74.3 million in the same quarter last year. This was helped by our industry leading underlying effective tax rate of 12% and global business support model that brought SG&A costs down to 18.0% of revenue.

Earnings per share increased to $1.43 per share on a diluted non-GAAP basis, from $1.33 per share for the same quarter last year, an increase of 7.5% reflecting a strong quarter for ICON.

We continued our share repurchase program in the quarter buying $25 million worth of stock at an average price of $113.08 per share.

The Company recorded a non-recurring tax expense of $7.4 million during the quarter, principally as a result of the mandatory repatriation provisions contained in the Tax Cuts and Jobs Act enacted during the fourth quarter of 2017. Excluding the non-recurring tax expense the pro-forma tax rate was 10% for the fourth quarter and 12% for the full year.

Full Year 2017 Results

Full year gross business wins were $2.6 billion and cancellations were $0.3 billion, resulting in net business wins of $2.3 billion and a net book to bill of 1.29. This led to strong backlog growth of 16.9% year on year.

Full year revenue increased by 5.5% to $1,758 million from $1,666 million in 2016.

Income from operations for 2017, on a non-GAAP basis, increased by 8.2% to $346 million or 19.7% of revenue compared with $320 million or 19.2% of revenue in the previous year.

Net income for 2017, on a non-GAAP basis, increased by 9.8% to $296 million compared with $269 million last year.

Earnings per share for 2017, on a non-GAAP basis, increased to $5.39 per diluted share from $4.77 per diluted share last year, an increase of 13.0%.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 49 days at December 31, 2017, compared with 50 days at the end of September 2017 and 50 days at the end of December 2016.

Cash generated from operating activities for the quarter was $105.9 million. Capital expenditure for the quarter was $21 million. As a result, at December 31, 2017, the company had net cash of $11.6 million, compared to net debt of $56 million at September 30, 2017 and net debt of $88 million at the end of December 2016.

During the year we repurchased $133 million shares in total at an average price of $83.76.

In July, ICON acquired the Mapi Group, a leading health outcomes research and commercialisation company. Integration plans are underway and progressing well. This combined division has in excess of 1,400 heads, operating throughout ICON’s global network and enhances ICON’s key late stage service offerings. The additional scale and capabilities means that ICON is the world’s second largest provider of late phase services.

As of January 1, 2018 ICON has adopted the new revenue recognition standard (ASC 606). As a result we are updating our full year 2018 revenue guidance to $2,520 -$2,640 million. Earnings per share guidance remains unchanged in the range of $5.89 - $6.09 representing an increase of 9.3% – 13.0%.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its fourth quarter conference call today, February 15, 2018 at 09:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 98 locations in 38 countries and has approximately 13,250 employees. Further information is available at www.iconplc.com.

ICON plc
Consolidated Income Statements (Unaudited)
(Before restructuring and other items)

Three and Twelve Months ended December 31, 2017 and December 31, 2016
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended

	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Revenue:
Gross revenue	636,305	610,465	2,402,321	2,364,956
Reimbursable expenses	(181,166)	(175,331)	(643,882)	(698,469)

Net revenue	455,139	435,134	1,758,439	1,666,487

Costs and expenses:
Direct costs	267,135	251,502	1,027,310	961,333
Selling, general and administrative expense	82,086	83,534	323,741	325,726
Depreciation and amortization	16,174	15,455	61,297	59,575

Total costs and expenses	365,395	350,491	1,412,348	1,346,634

Income from operations	89,744	84,643	346,091	319,853

Net interest expense	(2,512)	(3,037)	(10,281)	(11,522)

Income before provision for income taxes	87,232	81,606	335,810	308,331

Provision for income taxes	(8,724)	(7,344)	(40,137)	(39,013)

Net income	78,508	74,262	295,673	269,318

Net income per Ordinary Share:

Basic	$1.45	$1.35	$5.46	$4.87

Diluted	$1.43	$1.33	$5.39	$4.77

Weighted average number of Ordinary Shares outstanding:

Basic	54,187,688	54,930,541	54,129,439	55,248,900

Diluted	54,844,232	55,685,863	54,849,046	56,407,136

Consolidated Income Statements (Unaudited) (US GAAP) Three and Twelve Months ended December 31, 2017 and December 31, 2016 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended

	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Revenue:
Gross revenue	636,305	610,465	2,402,321	2,364,956
Reimbursable expenses	(181,166)	(175,331)	(643,882)	(698,469)

Net revenue	455,139	435,134	1,758,439	1,666,487

Costs and expenses:
Direct costs	267,135	251,502	1,027,310	961,333
Selling, general and administrative expense	82,086	83,534	323,741	325,726
Depreciation and amortization	16,174	15,455	61,297	59,575
Restructuring costs	-	-	7,753	8,159

Total costs and expenses	365,395	350,491	1,420,101	1,354,793

Income from operations	89,744	84,643	338,338	311,694

Net interest expense	(2,512)	(3,037)	(10,281)	(11,522)

Income before provision for income taxes	87,232	81,606	328,057	300,172
Provision for income taxes	(16,124)	(7,344)	(46,569)	(37,993)

Net income	71,108	74,262	281,488	262,179

Net income per Ordinary Share:

Basic	$1.31	$1.35	$5.20	$4.75

Diluted	$1.30	$1.33	$5.13	$4.65

Weighted average number of Ordinary Shares outstanding:

Basic	54,187,688	54,930,541	54,129,439	55,248,900

Diluted	54,844,232	55,685,863	54,849,046	56,407,136

ICON plc Summary Balance Sheet Data December 31, 2017 and December 31, 2016 (Dollars, in thousands)

	December 31, 2017 (Unaudited)	December 31, 2016 (Audited)

Cash and short-term investments	360,448	260,587
Debt	(348,888)	(348,511)
Net (debt)/cash	11,560	(87,924)

Accounts receivable	379,501	416,229
Unbilled revenue	268,509	192,687
Payments on account	(298,992)	(272,757)
Total	349,018	336,159

Working Capital	534,960	463,552

Total Assets	2,146,618	1,825,843

Shareholder's Equity	1,191,000	945,174

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 1 291 2000
Chief Financial Officer
or
Jonathan Curtain, +1 215 616 3000
Vice President Corporate Finance & Investor Relations
http://www.iconplc.com